Exhibit 99.1

Cool Company Ltd. Q2 2023 Business Update

HAMILTON, Bermuda--(BUSINESS WIRE)--August 31, 2023--This release includes business updates and unaudited interim financial results for the three ("Q2", "Q2 2023" or the "Quarter") and six months ("1H 2023") ended June 30, 2023 of Cool Company Ltd. ("CoolCo" or the "Company") (NYSE:CLCO / CLCO.OL).

Q2 Highlights and Subsequent Events

  Generated total operating revenues of $90.3 million in Q2, compared to $98.6 million for the first quarter of 2023 ("Q1" or "Q1 2023"), the reduction mainly related to the sale of Golar Seal in late March 2023.
  Net income of $44.6 million in Q2, compared to $70.1 million for Q1;
  Achieved average Time Charter Equivalent Earnings ("TCE")1 of $81,100 per day for Q2, compared to $83,700, per day for Q1, mainly attributable to a lower variable rate charter that is linked to the spot-market;
  Adjusted EBITDA1 of $59.9 million for Q2, compared to $67.8 million for Q1;
  The Company announced that it has exercised its option to acquire two newbuild 2-stroke LNG carriers from affiliates of EPS Ventures Ltd (“EPS”). The state-of-the-art MEGA LNG carriers (the “Newbuilds”) are scheduled to be delivered from Hyundai Samho Heavy Industries (“HHI”) in Korea in September and December of 2024;
  On June 28, 2023, bank approval was granted for a $70 million increase under the senior secured sustainability linked amortizing term loan (the “$570 million bank facility"), in addition to a reduction in the interest rate margin under the $570 million bank facility from 275 basis points to 225 basis points;
  Declared a dividend for Q2 of $0.41 per share, to be paid to shareholders of record on September 11, 2023.

Richard Tyrrell, CEO, commented:

“During the second quarter, we achieved full utilization across the CoolCo fleet and secured well-timed growth through the exercise of our option on two state-of-the-art newbuild MEGA LNG carriers with deliveries in late 2024, newbuild pricing materially below current levels and committed financing in place subject to documentation. By exercising our option to acquire these vessels with scheduled delivery years well in advance of comparable newbuild orders, we are one of the few independent owners with availability in an early period of rapid expected growth in LNG supply. In conjunction with our three existing vessels that come into the charter market in 2023 and 2024, of which two are currently at rates well below prevailing levels, we have a clear path towards the realization of significant incremental value, cashflow, and continued dividend-paying capacity.

“With the approach of winter in the Northern Hemisphere, which is typically accompanied by a surge in LNG carrier demand related to both increased gas consumption and additional utilization for floating storage, trading arbitrage involving lengthy voyages to the Far East, and weather-related delays that soak up shipping capacity, the market seems tightly coiled. Moreover, the recent extreme volatility in gas pricing demonstrates a continued emphasis on energy security, as importers continue to put a premium on the commodity and the shipping capacity required to ensure security of supply.

“It remains to be seen how the coming winter will ultimately play out, but similar tightness of both cargoes and shipping capacity has historically presaged dramatic inflections in the spot charter market and provided firm support for both rates and charter durations in the more stable time charter market. As owners of modern LNG carriers that will be available for time charter employment through the medium term, we believe that our strategy of combining the certainty of long-term charter coverage with a measured amount of charter market exposure has the potential to shine in the quarters ahead.”

1 Refer to 'Appendix A' - Non-GAAP financial measures and definitions, for definitions of these measures and a reconciliation to the nearest GAAP measure.

Financial Highlights

The table below sets forth certain key financial information for Q2 2023, Q1 2023, 1H 2023 and 1H 2022, split between Successor and Predecessor periods, as defined below.

	Q2 2023	Q1 2023	1H 2023	1H 2022
(in thousands of $, except TCE)	Successor	Successor	Successor	Successor	Predecessor	Total
Time and voyage charter revenues	82,071	91,168	173,239	49,822	37,289	87,111
Total operating revenues	90,316	98,649	188,965	56,892	43,456	100,348
Operating income	45,484	52,022	97,506	25,631	27,728	53,359
Net income	44,646	70,132	114,778	17,659	23,244	40,903
Adjusted EBITDA[1]	59,894	67,814	127,708	33,527	33,473	67,000
Average daily TCE[1] (to the closest $100)	81,100	83,700	82,500	60,500	57,100	59,100

Note: As noted previously, the commencement of operations and funding of CoolCo and the acquisition of its initial tri-fuel diesel electric ("TFDE") LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar LNG Limited ("Golar") were completed in a phased process. It commenced with the funding of CoolCo on January 27, 2022 and concluded with the acquisition of the LNG carrier and FSRU management organization on June 30, 2022, with vessel acquisitions taking place on different dates over that period. Results for the six months that commenced January 1, 2022 and ended June 30, 2022 have therefore been split between the period prior to the funding of CoolCo and various phased acquisitions of vessel and management entities (the "Predecessor" period) and the period subsequent to the various phased acquisitions (the "Successor" period). The combined results are not in accordance with U.S. GAAP and consist of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation. We cannot adequately benchmark the operating results for the six month period ended June 30, 2023 against the previous period reported in our comparative unaudited condensed consolidated and combined carve-out financial statements without combining the applicable Successor and Predecessor periods and do not believe that reviewing the results of the periods in isolation would be useful in identifying trends in or reaching conclusions regarding our overall operating performance.

LNG Market Review

The average Japan/Korea Marker gas price ("JKM") for the Quarter was $11.06/MMBtu compared to $17.05/MMBtu for Q1 2023. The Quarter commenced with Dutch Title Transfer Facility gas price ("TTF") at $14.31/MMBtu and quoted TFDE headline spot rates of $58,500 per day. The Quarter concluded with TTF at $10.91/MMBtu and quoted TFDE headline spot rates of $69,250 per day.

The LNG market experienced typical seasonal weakness and relatively lower prices during the quarter, reaching price parity with oil for the first time since before the invasion of Ukraine. Shorter haul voyages to southern hemisphere markets increased, as is customary for the time of year. LNG volumes into Europe remained elevated by historic standards, as LNG replaces Russian pipeline gas and filled onshore storage. European inventory levels reached 78% by the end of the quarter and ~90% today. While the impact of these factors on the LNG carrier spot market was pronounced, the spot market continued to be populated almost entirely by sublets and this only affected CoolCo because of a single remaining variable rate charter. Owner-controlled vessels, of which very few are coming into the charter market in the short-term, have remained focused on time charters of 12 months or longer, where terms have remained largely stable at rates well above those prevailing in recent years, as charterers look to ensure access to carriers through the critical winter season in the northern hemisphere.

With the winter approaching, the supply of LNG carriers available for term employment remains minimal. The recent extreme volatility in LNG commodity pricing is indicative of a very tight supply/demand balance and the relative fragility of global supply chains still adapting to the sudden removal of large volumes of Russian pipeline gas that previously provided a significant proportion of the EU’s energy needs. Whether as a result of geopolitical developments, labor action, industrial issues, or the weather or congestion-related issues that the industry experiences with some regularity, it is clear that the fast-growing LNG market remains highly dynamic. In this environment, importers are prioritizing certainty of access to both the LNG molecules and the transportation capacity, rather than managing towards maximal efficiency and risking being short gas at a critical juncture. We continue to expect that term rates will remain strong and with the potential of sharp seasonal upswing in the spot market, we expect to fix our vessel coming available in September 2023 on attractive terms.

Operational Review

CoolCo's fleet continued to perform well with no technical off-hire during the Quarter, resulting in a Q2 fleet utilization of 100%, unchanged from Q1. There are no drydocks planned for 2023, with the next drydock expected during the second quarter of 2024.

Business Development

In June 2023, CoolCo signed contracts with HD Hyundai Global Service, a ship service subsidiary of HD Hyundai Group, to retrofit five LNG carriers with sub-coolers for LNG boil-off reliquefaction units. The contract value is approximately $10.0 million per vessel.

On June 28, 2023, the Company announced that it had exercised its option to acquire two newbuild 2-stroke LNG carriers from affiliates of EPS. The Newbuilds are scheduled to be delivered from HHI in Korea in September and December of 2024. Each of the two Newbuilds is being acquired for an amount of approximately $234 million. The initial option exercise price was $56.9 million per vessel, resulting in a total of $113.8 million paid to EPS on July, 3 2023. The Newbuilds, named Kool Tiger and Kool Panther, are expected to be funded with a combination of cash on hand, including cash that was recently released from the sale of the Golar Seal, and committed debt financing.

CoolCo is in discussions with multiple potential charterers seeking work for the Newbuilds.

Financing and Liquidity

In June 2023, the Company announced that the syndicate of existing lenders in the $570 million bank facility approved an increase in the debt amount of $70.0 million and a reduction of the interest rate margin from 275 basis points to 225 basis points. The $570 million bank facility's underlying, secured overnight financing rate ("SOFR") exposure is fully hedged and the scheduled amortization has been adjusted proportionally for the increased size. The additional debt funding under this $570 million bank facility will fund the LNGe conversion of five vessels, including retrofits with sub-coolers for LNG boil-off reliquefaction under the recently announced contract with HD Hyundai Global Service.

As of June 30, 2023 CoolCo had cash and cash equivalents of $309.4 million and total short and long-term debt, net of deferred finance charges, amounted to $1,063.9 million. Total Contractual Debt1 stood at $1,179.4 million, which comprised of $504.4 million in respect of the $570 million bank facility maturing in March 2027, $481.3 million in respect of the four-vessel bank financing facility maturing in May 2029 (the “$520 million term loan facility”), and $193.8 million in respect of the two sale and leaseback facilities maturing in the first quarter of 2025 (Kool Ice and Kool Kelvin).

During Q2, we entered into further floating interest rate (SOFR) swap agreements for a notional amount of $40.0 million in respect of the $520 million term loan facility. Overall, the Company’s interest rate on its debt is fixed or hedged for approximately 90% of the notional debt, adjusting for existing cash on hand, but excluding cash that was earmarked for the option exercise of the Newbuilds.

Corporate and Other Matters

As of June 30, 2023, CoolCo had 53,688,462 shares issued and outstanding. Of these, 31,254,390 shares (58.2%) were owned by EPS Ventures Ltd ("EPS") and 22,434,072 (41.8%) were publicly owned.

In line with the Company’s variable dividend policy, the Board has declared a Q2 dividend of $0.41 per ordinary share. The record date is September 11, 2023 and the dividend will be distributed to DTC-registered shareholders on or around September 18, 2023, while due to the implementation of Central Securities Depositories Regulation in Norway, the dividend will be distributed to Euronext VPS-registered shareholders on or about September 22, 2023.

Outlook

Since the end of the Quarter, TTF has increased to $12/MMBtu and TFDE spot rates have increased to $120,000 per day.

In the coming years, the global supply of LNG is set to increase by more than 50% on the basis of projects that have already reached FID, of which at least 40 mtpa of capacity has reached FID in 2023 alone, equal to approximately 10% of total 2022 LNG production. In understanding the current 51% order book-to-fleet ratio (by volume), it is critical to understand that the order book has overwhelmingly been built on the basis of long-term contracts to service new liquefaction facilities, with the timing and quantity of their deliveries intended to match the commencement of new production. Furthermore, to the extent that project development delays result in vessels delivering to their charterers before their intended startup time, we would expect to see a dynamic similar to that which has recently prevailed, in which the market is sharply bifurcated between charterers seeking to fill interim periods in the spot market and owners such as CoolCo who are in a position to offer multi-year time charters. A number of additional liquefaction projects remain under development across North America and the Middle East in particular, but also in a wide variety of other geographies as there remains a strong and widespread desire to decarbonize by substituting LNG for the vast amounts of coal still being consumed, particularly in emerging markets.

Among LNG carriers currently on the water, the older, less efficient vessels in the charter market are expected to face growing competitive pressure over time, particularly among the steam turbine vessels that continue to make up over 30% of the global fleet by volume. The imposition of the IMO’s carbon intensity indicator (“CII”) rules from the beginning of this year, as well as forthcoming European carbon pricing set to come into effect next year, are set to increase the relative advantage of modern, efficient TFDE and 2-stroke tonnage such as those in the CoolCo fleet.

The limited supply of modern vessels available for time charter employment through the medium term is concentrated among a small number of owners, including CoolCo. Given the improved bargaining position afforded by a combination of scarcity and concentration, such owners have remained focused primarily on longer-term charters that would bridge the period from now until the next wave of LNG volumes arrives in 2026-2027. A newbuild vessel ordered today would be subject to an approximately 4-year lead time and a purchase price exceeding $260 million, limiting the likelihood of unforeseen newbuild tonnage during that period while further supporting the benchmark against which the overall fleet is priced.

FORWARD LOOKING STATEMENTS

This press release and any other written or oral statements made by us in connection with this press release include forward-looking statements. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements relating to our ability and expectations to charter available vessels and chartering strategy, outlook, expected results and performance, expected drydockings, delivery dates of newbuilds, intended uses of our financing facilities, dividends and dividend policy, expected growth in LNG supply, expected industry and business trends including expected trends in LNG demand and market trends, expected trends in LNG shipping capacity, LNG vessel supply and demand, trends of the spot market and the term market, and factors impacting supply and demand of vessels such as CII and European carbon pricing backlog, expected trends in charter and spot rates, expectations on rates for future charters, contracting, utilization (including expected revenue backlog), LNG vessel newbuild order-book, expected winter demand, commodity volatility statements under “LNG Market Review” and “Outlook” and other non-historical matters.

The forward-looking statements in this document are based upon management’s current expectations, estimates and projections. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including:

  our limited operating history under the CoolCo name;
  changes in demand in the LNG shipping industry, including the market for modern TFDE vessels and modern 2-stroke vessels;
  general LNG market conditions, including fluctuations in charter hire rates and vessel values;
  our ability to successfully employ our vessels;
  changes in the supply of LNG vessels;
  our ability to procure or have access to financing and refinancing, including financing for the Newbuild Vessels;
  our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
  potential conflicts of interest involving our significant shareholders;
  our ability to pay dividends;
  general economic, political and business conditions, including sanctions and other measures;
  changes in our operating expenses due to inflationary pressure and volatility of supply and maintenance including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
  fluctuations in foreign currency exchange and interest rates;
  vessel breakdowns and instances of loss of hire;
  vessel underperformance and related warranty claims;
  potential disruption of shipping routes and demand due to accidents, piracy or political events;
  compliance with, and our liabilities under, governmental, tax environmental and safety laws and regulations;
  information system failures, cyber incidents or breaches in security;
  changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; and
  other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

As a result, you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim unaudited condensed consolidated financial statements for the three and six months ended June 30, 2023, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the financial report for the three and six months ended June 30, 2023 includes a fair review of important events that have occurred during the period and their impact on the interim unaudited condensed consolidated financial statements, the principal risks and uncertainties, and major related party transactions.

August 31, 2023
Cool Company Ltd.
Hamilton, Bermuda

Questions should be directed to:
c/o Cool Company Ltd - +44 207 659 1111

Richard Tyrrell - Chief Executive Officer	Cyril Ducau (Chairman of the Board)
John Boots - Chief Financial Officer	Antoine Bonnier (Director)
Mi Hong Yoon (Director)
Neil Glass (Director)
Peter Anker (Director)

COOL COMPANY LTD UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended				For the six months ended
	Apr-Jun 2023	Jan-Mar 2023	Apr-Jun 2022		Jan-Jun 2023	Jan-Jun 2022
(in thousands of $)	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]
Time and voyage charter revenues	82,071	91,168	45,537	747	173,239	49,822	37,289
Vessel and other management fee revenues	3,757	3,376	—	2,933	7,133	—	6,167
Amortization of intangible assets and liabilities - charter agreements, net	4,488	4,105	7,070	—	8,593	7,070	—
Total operating revenues	90,316	98,649	52,607	3,680	188,965	56,892	43,456

Vessel operating expenses	(18,835)	(18,588)	(11,652)	440	(37,423)	(13,302)	(7,706)
Voyage, charter hire and commission expenses, net	(877)	(1,499)	(1,034)	(229)	(2,376)	(357)	(1,229)
Administrative expenses	(6,222)	(6,643)	(1,282)	(2,192)	(12,865)	(2,636)	(5,422)
Depreciation and amortization	(18,898)	(19,897)	(13,974)	(6)	(38,795)	(14,966)	(5,745)
Total operating expenses	(44,832)	(46,627)	(27,942)	(1,987)	(91,459)	(31,261)	(20,102)

Other operating income	—	—	—	4,374	—	—	4,374
Operating income	45,484	52,022	24,665	6,067	97,506	25,631	27,728

Other non-operating income	21	42,528	—	—	42,549	—	—

Financial income/(expense):
Interest income	2,791	1,517	59	4	4,308	59	4
Interest expense	(19,863)	(19,485)	(5,798)	(47)	(39,348)	(6,672)	(4,725)
Gains/(Losses) on derivative instruments	16,705	(6,001)	—	—	10,704	—	—
Other financial items, net	(414)	(393)	(301)	1,267	(807)	(1,359)	622
Financial expenses, net	(781)	(24,362)	(6,040)	1,224	(25,143)	(7,972)	(4,099)

Income before income taxes and non-controlling interests	44,724	70,188	18,625	7,291	114,912	17,659	23,629
Income taxes, net	(78)	(56)	—	(71)	(134)	—	(385)
Net income	44,646	70,132	18,625	7,220	114,778	17,659	23,244
Net income/(loss) attributable to non-controlling interests	344	(1,287)	(811)	279	(943)	(811)	(8,206)
Net income attributable to the Owners of Cool Company Ltd	44,990	68,845	17,814	7,499	113,835	16,848	15,038

Net income/(loss) attributable to:
Owners of Cool Company Ltd	44,990	68,845	17,814	7,499	113,835	16,848	15,038
Non-controlling interests	(344)	1,287	811	(279)	943	811	8,206
Net income	44,646	70,132	18,625	7,220	114,778	17,659	23,244

(1)

The commencement of operations and funding of CoolCo and the acquisition of its initial TFDE LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar LNG Limited ("Golar") was completed in a phased process. On January 26, 2022, CoolCo entered into various agreements (the "Vessel SPA") with Golar, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates in March and April 2022. Eight of these entities were each the registered or disponent owner or lessee of the following modern LNG carriers: Crystal, Ice, Bear, Frost, Glacier, Snow, Kelvin and Seal (disposed subsequently). The Cool Pool Limited was the entity responsible for the marketing of these LNG carriers. For CoolCo, for three and six month periods ended June 30, 2022, the successor period reflects the period beginning from January 27, 2022 with the closing of CoolCo’s Norwegian equity raise and the date CoolCo operations substantially commenced and were considered meaningful. Vessel SPA acquisition dates were staggered reflecting results, as the successor, from the date CoolCo obtained control of the respective vessel entities.

(2)

Predecessor period includes results derived from the carve-out of historical operations from Golar entities acquired by CoolCo as part of the Vessel SPA and ManCo SPA until the day before the staggered acquisition date per legal entity during the period beginning from January 1, 2022 to June 30, 2022.

COOL COMPANY LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	At June 30,	At December 31,
(in thousands of $)	2023	2022
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	309,419	129,135
Restricted cash and short-term deposits	3,554	3,435
Intangible assets, net	2,570	5,552
Trade receivable and other current assets	10,379	6,225
Inventories	604	991
Total current assets	326,526	145,338

Non-current assets
Restricted cash	474	507
Intangible assets, net	8,571	8,315
Newbuildings	113,787	—
Vessels and equipment, net	1,733,799	1,893,407
Other non-current assets	20,024	10,494
Total assets	2,203,181	2,058,061

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	159,739	180,065
Trade payables and other current liabilities	252,610	98,524
Total current liabilities	412,349	278,589

Non-current liabilities
Long-term debt	904,162	958,237
Other non-current liabilities	98,669	105,722
Total liabilities	1,415,180	1,342,548

Equity
Owners' equity includes 53,688,462 common shares of $1.00 each, issued and outstanding	718,102	646,557
Non-controlling interests	69,899	68,956
Total equity	788,001	715,513

Total liabilities and equity	2,203,181	2,058,061

COOL COMPANY LTD UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the six months ended
	Jan-Jun 2023	Jan-Jun 2022
(in thousands of $)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
Operating activities
Net income	114,778	17,659	23,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	38,795	14,966	5,745
Amortization of intangible assets and liabilities arising from charter agreements, net	(8,593)	(7,070)	—
Amortization of deferred charges and fair value adjustments	2,319	441	1,588
Gain on sale of Golar Seal vessel	(42,549)	—	—
Drydocking expenditure	(4,284)	—	—
Compensation cost related to share-based payment	1,197	—	238
Change in fair value of derivative instruments	(6,446)	—	—
Changes in assets and liabilities:
Trade accounts receivable	(3,885)	(2,285)	(117)
Inventories	387	(1,298)	—
Other current and other non-current assets	(4,892)	5,158	(7,226)
Amounts (due to) /from related parties	(1,270)	3,067	1,252
Trade accounts payable	26,966	991	(400)
Accrued expenses	(7,178)	3,261	(180)
Other current and non-current liabilities	12,236	(598)	2,957
Net cash provided by operating activities	117,581	34,292	27,101

Investing activities
Additions to vessels and equipment	(872)	—	—
Proceeds on sale of vessel	184,300	—	—
Additions to intangible assets	(432)	—	—
Consideration for acquisition of vessels and management entities	—	(218,276)	—
Net cash provided by / (used in) investing activities	182,996	(218,276)	—

Financing activities
Proceeds from short-term and long-term debt	70,000	570,000	—
Repayments of short-term and long-term debt	(144,828)	(24,862)	(498,832)
Repayments of Parent's funding		—	(136,351)
Financing arrangement fees and other costs	(1,892)	(6,128)	—
(Repayments to) / contributions from CoolCo in connection with acquisition, net of equity proceeds		(581,072)	581,072
Net proceeds from equity raise		267,056	—
Cash dividends paid	(43,487)	—	—
Net cash used in / (provided by) financing activities	(120,207)	224,994	(54,111)

Net increase / (decrease) in cash, cash equivalents and restricted cash	180,370	41,010	(27,010)
Cash, cash equivalents and restricted cash at beginning of period	133,077	50,892	77,902
Cash, cash equivalents and restricted cash at end of period	313,447	91,902	50,892

COOL COMPANY LTD UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the six months ended June 30, 2023
(in thousands of $, except number of shares)	Number of common shares	Owners’ Share Capital	Additional Paid-in Capital(1)	Retained Earnings	Owners' Equity	Non- controlling Interests	Total Equity
Consolidated successor balance at December 31, 2022 (Audited)	53,688,462	53,688	507,127	85,742	646,557	68,956	715,513
Net income	—	—	—	113,835	113,835	943	114,778
Share based payments contribution	—	—	1,197	—	1,197	—	1,197
Dividends	—	—	—	(43,487	(43,487)	—	(43,487)
Consolidated successor balance at June 30, 2023	53,688,462	53,688	508,324	156,090	718,102	69,899	788,001
(1)	Additional paid-in capital refers to the amounts of capital contributed or paid-in over and above the par value of the Company's issued share capital.

		For the six months ended June 30, 2022
(in thousands of $, except number of shares)	Number of common shares	Parent’s / Owners’ Share Capital	Contributed/ Additional Paid-in Capital (1)	Retained (Deficit) / Earnings	Total Parent's / Owners' Equity	Non- controlling Interest	Total Equity
Combined carve-out predecessor balance at December 31, 2021 (Audited)	1,010,000	1,010	779,852	(212,305)	568,557	174,498	743,055
Net income	—	—	—	15,038	15,038	8,206	23,244
Share based payments contribution	—	—	238	—	238	—	238
Deconsolidation of lessor VIEs	—	—	—	—	—	(115,412)	(115,412)
Combined carve-out predecessor balance upon disposal	1,010,000	1,010	780,090	(197,267)	583,833	67,292	651,125
Cancellation of Parent's equity	(1,000,000)	(1,000)	(780,090)	197,267	(583,823)	—	(583,823)
Combined carve-out equity balance prior to acquisition	10,000	10	—	—	10	67,292	67,302
Consolidated successor balance upon acquisition	10,000	10	—	—	10	—	10
Issuance of shares from private placement	27,500,000	27,500	239,393	—	266,893	—	266,893
Issuance of shares to Golar	12,500,000	12,500	114,703	—	127,203	—	127,203
Recognition of non-controlling interest upon acquisition	—	—	—	—	—	67,292	67,292
Fair value adjustment in relation to acquisition	—	—	—	—	—	(95)	(95)
Net income	—	—	—	16,848	16,848	811	17,659
Consolidated successor balance at June 30, 2022	40,010,000	40,010	354,096	16,848	410,954	68,008	478,962
(1)	Additional paid-in capital refers to the amounts of capital contributed or paid-in over and above the par value of the Company's issued share capital.

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS
Non-GAAP Financial Metrics Arising from How Management Monitors the Business

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation and discussion contain references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with US GAAP, and the financial results calculated in accordance with US GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles, measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance Measures
Adjusted EBITDA	Net income

+/- Other non-operating income

+/- Net financial expense, representing: Interest income, Interest expense, Losses on derivative instruments and Other financial items, net

+/- Income taxes

+ Depreciation and amortization

- Amortization of intangible assets and liabilities - charter agreements, net

Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of other non-operating income, depreciation, amortization of intangible assets and liabilities -charter agreements, net, financing and tax items.

Average daily TCE	Time and voyage charter revenues	- Voyage, charter hire and commission expenses, net The above total is then divided by calendar days less scheduled off-hire days.

- Measure of the average daily net revenue performance of a vessel.

- Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

- Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity measures
Total Contractual Debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation and fair value adjustments upon acquisition + Deferred Finance Charges

We consolidate two lessor VIEs for our sale and leaseback facilities (for the vessels Ice and Kelvin). This means that on consolidation, our contractual debt is eliminated and replaced with the Lessor VIEs’ debt.

Contractual debt represents our actual debt obligations under our various financing arrangements before consolidating the Lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations.

Total Company Cash	CoolCo cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	- VIE restricted cash and short-term deposits (current and non-current)

We consolidate lessor VIEs for our sale and leaseback facilities. This means that on consolidation, we include restricted cash held by the lessor VIEs.

Total Company Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIEs.

Management believes that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Reconciliations - Performance Measures

Adjusted EBITDA

	For the three months ended
	Apr-Jun 2023	Jan-Mar 2023	Apr-Jun 2022
(in thousands of $)	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]
Net income	44,646	70,132	18,625	7,220
Other non-operating income	(21)	(42,528)	—	—
Interest income	(2,791)	(1,517)	(59)	(4)
Interest expense	19,863	19,485	5,798	47
Gains / (Losses) on derivative instruments	(16,705)	6,001	—	—
Other financial items, net	414	393	301	(1,267)
Income taxes	78	56	—	71
Depreciation and amortization	18,898	19,897	13,974	6
Amortization of intangible - charter agreements, net	(4,488)	(4,105)	(7,070)	—
Adjusted EBITDA	59,894	67,814	31,569	6,073
	For the six months ended
	Jan-June 2023	Jan-Jun 2022
(in thousands of $)	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]
Net income	114,778	17,659	23,244
Other non-operating income	(42,549)	—	—
Interest income	(4,308)	(59)	(4)
Interest expense	39,348	6,672	4,725
Gains on derivative instruments	(10,704)	—	—
Other financial items, net	807	1,359	(622)
Income taxes	134	—	385
Depreciation and amortization	38,795	14,966	5,745
Amortization of intangible - charter agreements, net	(8,593)	(7,070)	—
Adjusted EBITDA	127,708	33,527	33,473

Average daily TCE

	For the three months ended
	Apr-Jun 2023	Jan-Mar 2023	Apr-Jun 2022
(in thousands of $, except number of days and average daily TCE)	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]
Time and voyage charter revenues	82,071	91,168	45,537	747
Voyage, charter hire and commission expenses	(877)	(1,499)	(1,034)	(229)
	81,194	89,669	44,503	518
Calendar days less scheduled off-hire days	1,001	1,071	718	10
Average daily TCE (to the closest $100)	$81,100	$83,700	$62,000	$51,800
	For the six months ended
	Jan-Jun 2023	Jan-Jun 2022
(in thousands of $, except number of days and average daily TCE)	Successor (Consolidated)	Successor (Consolidated)[1]	Predecessor (Combined Carve-out)[2]
Time and voyage charter revenues	173,239	49,822	37,289
Voyage, charter hire and commission expenses	(2,376)	(357)	(1,229)
	170,863	49,465	36,060
Calendar days less scheduled off-hire days	2,072	817	631
Average daily TCE (to the closest $100)	$82,500	$60,500	$57,100
(1)

The commencement of operations and funding of CoolCo and the acquisition of its initial TFDE LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar LNG Limited ("Golar") was completed in a phased process. On January 26, 2022, CoolCo entered into various agreements (the "Vessel SPA") with Golar, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates in March and April 2022. Eight of these entities are each the registered or disponent owner or lessee of the following modern LNG carriers: Crystal, Ice, Bear, Frost, Glacier, Snow, Kelvin and Seal (disposed subsequently). The Cool Pool Limited was the entity responsible for the marketing of these LNG carriers. For CoolCo, for three and six month periods ended June 30, 2022, the successor period reflects the period beginning from January 27, 2022 with the closing of CoolCo’s Norwegian equity raise and the date CoolCo operations substantially commenced and were considered meaningful. Vessel SPA acquisition dates were staggered reflecting results, as the successor, from the date CoolCo obtained control of the respective vessel entities.

(2)

Predecessor period includes results derived from the carve-out of historical operations from Golar entities acquired by CoolCo as part of the Vessel SPA and ManCo SPA until the day before the staggered acquisition date per legal entity during the period beginning from January 1, 2022 to June 30, 2022.

Reconciliations - Liquidity measures

Total Contractual Debt

(in thousands of $)	At June 30, 2023	At December 31, 2022
Total debt (current and non-current) net of deferred finance charges	1,063,901	1,138,302
Add: VIE consolidation and fair value adjustments	108,923	106,829
Add: Deferred finance charges	6,557	6,186
Total Contractual Debt	1,179,381	1,251,317

Total Company Cash

(in thousands of $)	At June 30, 2023	At December 31, 2022
Cash and cash equivalents	309,419	129,135
Restricted cash and short-term deposits	4,028	3,942
Less: VIE restricted cash	(3,554)	(3,435)
Total Company Cash	309,893	129,642

Other definitions

Revenue Backlog

Revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Revenue backlog is not intended to represent adjusted EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance.

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.

Contacts

+44 207 659 1111 / ir@coolcoltd.com